July 31, 1997

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VIII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1997 and 1996, total revenues increased 3.4% from $409,006 to $422,832 and total expenses increased 11.8% from $283,141 to $316,487. Equity in income of the real estate joint venture increased 5.6% from $20,615 to $21,764. As a result, net income decreased 12.5% from $146,480 to $128,109 for the three month period ended June 30, 1997, as compared to the same period in 1996. Rental revenue increased as a result of higher unit rental rates. Operating expenses increased approximately $31,400 (12.8%) primarily as a result of higher yellow pages advertising costs, maintenance and repair and salaries and wage expenses. General and administrative expenses remained constant. Equity in income from the real estate joint venture increased as a result of higher occupancy rates partially offset by lower unit rental rates which resulted in increased rental revenue for the period. Occupancy levels for the Partnership's five mini-storage facilities averaged 85.5% for the three month periods ended June 30, 1997 and 1996. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities.

For the six month periods ended June 30, 1997, and 1996, total revenues increased 2.9% from $818,421 to $842,470 and total expenses increased 6.8% from $596,856 to $637,720. Equity in income of the real estate joint venture decreased 2.7% from $42,961 to $41,810. As a result, net income decreased 6.8% from $264,526 to $246,560 for the six month period ended June 30, 1997, as compared to the same period in 1996. Rental revenue increased as a result of higher unit rental rates. Operating expenses increased approximately $39,800 (8.1%) primarily as a result of increases in yellow pages advertising costs, fire and liability insurance and salaries and wage expenses. General and administrative expenses remained constant. Equity in income from the real estate joint venture decreased as a result of a non-recurring termination payment to the facility manager partially offset by an increase in rental revenue as discussed above.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VIII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VIII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President